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                               Exhibit 1

Mr. Douglas Wu                                      Mr. Frederick A. Parker, Jr.
12 East 49th Street                                 219 East 69th Street
New York, NY  10017                                 New York, NY  10021

Mr. Mark C. Winmill, Mr. Thomas B. Winmill & Mr. Bassett S. Winmill Bull & Bear US Government Bond Fund, Inc.
11 Hanover Square
New York, NY  10005

Dear __________:

Re: Bull & Bear U.S. Government Securities Fund.

Karpus Investment Management, through it's various "accounts", represents a significant percentage of beneficial ownership in Bull & Bear U.S. Government Securities Fund, Inc. It is my fiduciary duty to the "accounts" to express my concerns regarding the poor performance of the Fund, the constant discount to NAV at which the Fund trades, along with the increased expenses the Fund has experienced.

The August 23, 1996 proxy statement cited under Reasons for the Conversion - "The Directors believe that the Conversion will provide the Fund with greater flexibility to seek its investment objective with lower operating expenses" . I believe that this is a misleading and untrue statement contained in the proxy materials. According to the "Comparative Expense Tables of the Fund and Pro Forma of the New Fund", the pro forma expenses should equal 1.57% of the average net assets. Whereas the expenses for the fiscal year ending June 30, 1997 seemed reasonable and in line with the new policies, the expenses incurred from July 1 through December 31, 1997 have been disproportionately high. It is beyond comprehension how the Board could approve expenses for a six month time period of $245,504 which was more than the previous full years expenses. The Board, as a governing body of the Fund must take responsibility for these exorbitant expenses. Expenses must be kept within the guidelines established when the Fund was converted. As the largest shareholder of the Fund, the "accounts" are entitled to an itemized accounting of these expenses.

I also believe that the Fund may be misstating its' net asset value. Management of the Fund had requested $7,500 from KIM to facilitate a complete mailing to all holders of the Fund in the last quarter of 1997. However a complete mailing was not performed. Based on a guideline for reasonable fees, Karpus Investment Management had been grossly overcharged. KIM has been seeking a refund of the amount overcharged, along with requesting a complete accounting of the expenditures that the Fund incurred in this process. If this "overcharged" amount is included in the reported net asset value calculation, there is the strong possibility that the Fund is reporting an erroneous net asset value.

It is the duty of the Board of Directors to set forth proposals which improve the net asset performance of the Fund. From December 26, 1997 through May 22, 1998 the net asset value of the Fund returned an annual equivalent of -3.1468% (this excludes reinvestment of dividends). The Board must take steps to improve this performance.

The Board also needs to address the constant discount to net asset value at which the Fund trades. From November 1, 1996 through May 22, 1998 the Fund has traded at an average discount of -13.63%. Through the first five months of 1998 the Fund has traded at an average discount of -10%. I believe that this discount has consistently been among the highest of any fund in the U.S. Government Bond Fund closed-end category.

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It is my belief that the inherent conflict of interest between the Board and the
Fund Advisor is prohibiting the Fund from improving its investment return. The Advisor of the Fund has constantly under-performed the market and is consistently in the bottom percentage of managers. As reported in the Wall
Street Journal (Wednesday, May 27, 1998) according to Lipper Analytical
Services, Inc., Bull & Bear U.S. Government Securities Fund Inc. ranks as one of the bottom ten performers in the closed-end bond category .

In my opinion, it is the fiduciary duty of each and every member of the Board of Directors to take appropriate steps to improve the performance of the Fund. Due to the consistently poor performance of the fund, the present advisor must be removed and be replaced with a manager who will deliver superior investment results to the shareholders.

Sincerely,


/s/ GEORGE W. KARPUS
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George W. Karpus
President